UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-19848

 A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fossil Group, Inc. Savings and Retirement Plan

 B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fossil Group, Inc.
901 S. Central Expressway
Richardson, Texas 75080

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

Financial Statements as of December 31, 2019 and 2018 and for the
Year Ended December 31, 2019, Supplemental Schedule as of
December 31, 2019, and
Report of Independent Registered Public Accounting
Firm

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

NOTE: The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor’s Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

EXPLANATORY NOTE

As previously disclosed in the Current Report on Form 8-K filed by Fossil Group, Inc. ("Fossil" or the “Employer”) on June 24, 2020, Fossil delayed the filing of its Annual Report on Form 11-K for the Fossil Group, Inc. Savings and Retirement Plan for the plan year ended December 31, 2019 (the “Form 11-K”) due to circumstances related to the COVID-19 pandemic and in reliance on the U.S. Securities and Exchange Commission’s (“SEC”) order under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and certain rules thereunder (Release No. 34-88465). The Order allows a registrant up to an additional 45 days after the original due date of certain reports required to be filed with the SEC if a registrant’s ability to file such report timely is affected due to COVID-19.

Fossil’s operations and business have experienced significant disruptions due to the rapidly evolving and unprecedented conditions surrounding the COVID-19 pandemic. These disruptions include, but are not limited to, the temporary closure of our headquarters in Richardson, Texas and certain regional offices globally and the limited availability of key Fossil personnel who are needed to prepare the Form 11-K due in part to suggested and mandated “stay-at-home” orders. Additionally, Fossil’s management team has had to spend significant time addressing the pressing business and operational issues resulting from the COVID-19 pandemic. These restrictions impacted Fossil’s ability to complete its internal annual review and to prepare and complete the Form 11-K in a timely manner.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Fossil Group, Inc. Savings and Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Fossil Group, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

 /s/ Deloitte & Touche LLP

Dallas, Texas
July 15, 2020

We have served as the auditor of the Plan since 1993.

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS
Participant-Directed investments, at Fair Value	$116,261,726	$94,408,744
Receivables:
Notes Receivable from Participants	1,703,364	1,756,646
Employer Contributions	—	—
Employee Contributions	—	—
TOTAL RECEIVABLES	1,703,364	1,756,646

TOTAL ASSETS	117,965,090	96,165,390

LIABILITY
Excess Contributions Refundable	607,702	438,622

NET ASSETS AVAILABLE FOR BENEFITS	$117,357,388	$95,726,768

See notes to financial statements.

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019

Net Assets Available for Benefits, Beginning of Year	$95,726,768

Investment Income (Expense):
Net Appreciation/ (Depreciation) in Fair Value of Investments	17,308,891
Interest and Dividends	1,429,342

Net Investment Income (Expense)	18,738,233

Contributions:
Employer	3,198,907
Employee	7,583,873
Rollover	1,859,692

Total Contributions	12,642,472

Interest from Notes Receivable from Participants	100,355

Total Additions	31,481,060

Deductions:
Benefits Paid	(9,768,540)
Administrative Fees	(81,900)

Total Deductions	(9,850,440)

Net Increase (Decrease) in Net Assets Available for Benefits	21,630,620

Net Assets Available for Benefits, End of Year	$117,357,388

See notes to financial statements.

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEAR ENDED DECEMBER 31, 2019

1. DESCRIPTION OF THE PLAN

The following description of the Fossil Group, Inc. Savings and Retirement Plan, which was most recently amended and restated on April 27, 2016, effective January 1, 2016, and as further amended (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Plan Organization, Amendments and General Provisions — The Plan is a defined contribution plan covering eligible employees of certain eligible U.S. Fossil Group, Inc. subsidiaries. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is sponsored and administered by Fossil Group, Inc. (the “Employer” or “Fossil”). The Plan’s trustee is Wells Fargo Bank, N.A. (the “Trustee”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility and Contributions — The Plan is administered and documented in a manner intended to be qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and permits elective contributions in accordance with Section 401(k) of the Code. Except as provided below with respect to temporary and seasonal employees, employees become eligible to make salary deferrals as of their date of employment.

Non-highly compensated employees are able to defer up to 100% of annual compensation into the Plan, on a pre-tax basis and/or an after-tax (Roth) basis subject to Code limitations of $19,000 for 2019. Highly compensated employees’ contributions are capped at 5% for the 2019 Plan year. Participants who reach the age of 50 by the end of the Plan year are eligible to contribute catch-up contributions up to $6,000 for 2019. Participants may also contribute amounts representing eligible rollover distributions from certain other retirement plans. Under the terms of the Plan, certain types of compensation (e.g., income from stock based programs and fringe benefits, including but not limited to, tuition reimbursements, housing and care allowances, COBRA reimbursements, international compensation and cost of living adjustments, etc.), along with deferred compensation and certain other severance payments, are excluded in determining “gross pay” for contribution purposes. The Plan document provides for limitations on salary deferral contributions in the event of a hardship withdrawal that is, in whole or in part, from the participant’s salary deferral account.

Fossil may make a discretionary matching contribution and may make additional discretionary profit sharing contributions. In general, participants are eligible to receive the discretionary matching contributions after completing three months of continuous service, provided they have completed 250 hours of service during that time. Temporary and seasonal employees are eligible to participate in the Plan for match and deferral purposes on the first day of the year after such employees actually work 750 hours. Generally, participants are eligible for discretionary profit sharing contributions after completing one year of service (generally, upon completing 1,000 hours of service during an initial or subsequent eligibility computation period). For 2019, the discretionary matching contributions were $0.50 for every $1.00 contributed up to 8% of the employee’s eligible compensation subject to the Plan’s limitations. Pre-tax, excluding catch-up contributions, and after tax (Roth) contributions are eligible for the discretionary Employer matching contributions. No discretionary profit sharing contributions were made for 2019.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and allocations of the Employer’s discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The participants can change elections and can also reallocate existing funds between available investment options on a daily basis. Notwithstanding the foregoing, in accordance with and by application of applicable securities laws and the Fossil Insider Trading Policy, along with the corresponding Addendum to Insider Trading Policy for Executive Officers, Directors and Designated Employees (“Policy and Addendum”), executive officers subject to Section 16 of the Securities Exchange Act of 1934, as amended, and certain designated employees of Fossil and its subsidiaries (collectively, “Covered Persons”) who have access to material nonpublic information about Fossil will be required to obtain pre-clearance from the General Counsel of Fossil or other designated officers of Fossil before engaging in any transaction involving Fossil securities, and Covered Persons will not be cleared to trade in Fossil securities in accordance with the Policy and Addendum during certain quarterly blackout periods and during certain blackout periods that may arise from time to time out of the occurrence of material nonpublic events, subject to certain exceptions as explained further in the Policy and Addendum. Each Covered Person receives a copy of the Policy and Addendum and, thus, was notified and understood that he/she should not make any elections under the Plan involving the Fossil stock fund or otherwise trade his/her shares of Fossil stock under the Plan in violation of the Policy and Addendum.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, shares of Fossil Group, Inc. Common Stock, and two common collective trusts as investment options for participants. Participants may only elect to contribute a maximum of 25% of their Account or contributions to their Account (i.e. current balance or future contributions) to the Fossil Group, Inc. Common Stock.

Vesting — Participants are 100% vested in their salary deferral and rollover contributions. Vesting in the Employer’s matching contributions is 20% per year of vesting service. An employee is credited with a year of vesting service for each calendar year in which the participant completes at least 1,000 hours of service. Participants are fully vested after five years of service. For purposes of calculating hours of vesting and eligibility service, salaried employees are credited with 45 hours of service for each week during which they are employed by Fossil, and hourly employees are credited with their actual hours of service.

Participant Loans — Loans are available to all participants at the current prime lending rate of the Trustee, plus 1%, with required repayments through biweekly payroll deductions over no more than five years. In the event that loans are used to acquire the participant’s principal residence, in which case the loan term may not exceed 15 years. A participant may pay off any remaining loan balance at any time directly to the Trustee. Loan issuances must be at least $1,000 and are limited to the lesser of $50,000 or 50% of the participant’s vested account balance. Fossil exercises sole discretion over making loans to participants. Loan balances for active participants that have not had payments within a cure period (which shall be the last day of the calendar quarter following the calendar quarter in which the default occurs, unless a shorter cure period is provided by Fossil) are considered defaulted loans and are recorded as deemed distributions to the participant.  Interest rates range from 4.25% to 6.50% and maturity dates range from 2020 to 2034.

Distribution of Benefits — Participants are entitled to receive a distribution of the vested portion of their account upon age 59 ½, termination of employment, disability, death, or in the event of financial hardship. On termination of service due to death, disability, or retirement, a participant may generally elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account (or installments in the case of certain required minimum distributions) subject to certain conditions contained in the Plan document.

A participant who has terminated employment may defer benefit payments until reaching the normal retirement age defined by the Plan, provided his or her vested account balance is greater than $5,000. If the participant’s vested account balance is $1,000 or less following such termination, the Plan will issue the participant a full distribution in the form of a lump sum cash payment. If the participant's vested account balance is between $1,000 and $5,000 following such termination, the vested account balance will be rolled over into an individual retirement account (“IRA”) or another qualified plan per the conditions contained in the Plan document.

The Plan allows for in-service withdrawals to participants under the age of 59 ½ in the case of financial hardship as defined in Section 401(k) of the Code, subject to certain conditions contained in the Plan document. Subsequent to age 59 ½, the participant may withdraw all or any portion of his/her vested accounts at any time. Rollover contributions can also be withdrawn at any time.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future matching employer contributions or Plan administrative expenses for the Plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. At December 31, 2019 and 2018, forfeited non-vested accounts totaled $102,120 and $84,101, respectively. During the year ended December 31, 2019, forfeitures of non-vested employer matching contributions were used to pay Plan expenses of $58,943 and $113,329 was offset against Employer contributions.

Amendment or Termination — Fossil has reserved the right to amend, modify, or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan and is not aware of any occurrences that could reasonably result in the termination of the Plan. In the event of Plan termination, participants will become 100% vested in their entire account balance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments including common stock, mutual funds, and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements. No individual investments account for more than 20% of total investments.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements and the valuation methodologies used for assets measured at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust funds, are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan may be paid directly by Plan participants, from funds from forfeited accounts or by Fossil, consistent with the Plan document. Participants pay certain administrative expenses including costs for loans and distributions.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $394,814 and $10,136 at December 31, 2019 and 2018, respectively.

Excess Contributions Refundable — The Plan is required to return contributions received during the Plan year in excess of the Code limits.

Recently Issued Accounting Standards — In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"). ASU 2018-13 (i) eliminates certain disclosure requirements related to the fair value hierarchy, (ii) adds new disclosure requirements related to the changes in unrealized gains and losses for recurring Level 3 fair value measurements and the range and weighted average of significant observable inputs used to develop Level 3 fair value measurements and (iii) modifies certain disclosure requirements related to measurement uncertainty for fair value measurements. The guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Plan does not expect this standard to have a material impact on the Plan's financial statements.

3. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The description of the valuation methodologies used for assets measured at fair value are discussed below. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Fossil Group Inc.’s Common Stock is valued at the closing price reported on the NASDAQ Stock Market on the last business day of the Plan year.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective Trust Funds are valued at the net asset value ("NAV") of units of a bank collective trust. The NAV as provided by the trustee of the collective trust fund is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to confirm that securities liquidations will be carried out in an orderly business manner.
Wells Fargo Stable Value Fund N - A collective trust fund that is composed primarily of fully benefit-responsive investment contracts is valued at the NAV of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to confirm that securities liquidations will be carried out in an orderly business manner.
The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2019 and 2018.

	Active Markets for Identical Assets (Level 1)	2019 Total
Common Stock - Fossil Group Inc.	$1,410,812	$1,410,812
Mutual Funds	92,757,094	92,757,094
Investments measured at NAV	—	22,093,820
Total	$94,167,906	$116,261,726

	Active Markets for Identical Assets (Level 1)	2018 Total
Common Stock - Fossil Group Inc.	$2,444,646	$2,444,646
Mutual Funds	70,587,921	70,587,921
Investments measured at NAV	—	21,376,177
Total	$73,032,567	$94,408,744

Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2019 and 2018, there were no transfers between levels.

4. STABLE VALUE FUND

The Fund is a common collective trust fund sponsored by the Trustee. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund, when paid. It is the policy of the Fund to use its best efforts to preserve principal and achieve competitive returns by selecting investments not expected to experience price fluctuation in most economic environments, although there is no guarantee that the Fund will achieve these objectives.

Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at NAV. NAV represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The occurrence of events that would cause the Fund to transact at less than NAV of $1 per unit is not expected to be probable.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common collective trust funds managed by the Trustee and meet certain applicable requirements, which, therefore allow these transactions to qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Plan has a revenue-sharing agreement whereby certain investment managers return a portion of the investment fees to offset Participants' administrative expenses, and thereafter, to be allocated as additional earnings. For the year ended December 31, 2019, $57,479 was used to offset expenses for Plan participants.

At December 31, 2019 and 2018, the Plan held 179,037 and 155,413 shares, respectively, of Fossil Group, Inc. Common Stock (“Common Stock”), the sponsoring employer.  There were no dividends earned during 2019 on the Common Stock.

6. FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by the Trustee, who received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2014, which states that the prototype Plan document satisfies the applicable provisions of the Code. The current version of the Plan itself has not received a determination letter from the IRS, but the last determination letter on a prior version of the Plan was received on August 1, 2004. However, the Plan’s management believes that the Plan is currently designed and being operated in material compliance with the applicable requirements of the Code, except for any operational and administrative failures which have been, or will be, corrected in all material respects in accordance with the methods and principles of the Employee Plans Compliance Resolution System (EPCRS) and/or ERISA. Subject to the directly preceding sentence, the Plan Sponsor (a) has no information to suggest that the Plan has been disqualified, (b) believes the Plan has maintained its tax-exempt status, (c) has operated the Plan to be in compliance in all material respects under the appropriate section of the Code, and (d) intends to continue operating the Plan as a qualified plan.

7. NET ASSET VALUE (NAV) PER SHARE

The following tables for December 31, 2019 and 2018 set forth a summary of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value Per Share at December 31, 2019
	Fair	Unfunded	Redemption	Other Redemption	Redemption Notification
Investment	Value *	Commitment	Frequency	Restrictions	Period
Wells Fargo Stable Return Fund N	$16,682,777	$—	Immediate	None	None
Wells Fargo Enhanced Stock Market Fund N	5,411,043	—	Immediate	None	None
Total	$22,093,820	$—

	Fair Value Estimated Using Net Asset Value Per Share at December 31, 2018
	Fair	Unfunded	Redemption	Other Redemption	Redemption Notification
Investment	Value *	Commitment	Frequency	Restrictions	Period
Wells Fargo Stable Return Fund N	$17,276,237	$—	Immediate	None	None
Wells Fargo Enhanced Stock Market Fund N	4,099,940	—	Immediate	None	None
Total	$21,376,177	$—

*                          The fair values of the investments have been estimated using the NAV of the investment as the practical expedient.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2019 and 2018 is as follows:

	December 31, 2019	December 31, 2018
Net assets available for benefits per the financial statements	$117,357,388	$95,726,768
Less: Employer contribution receivable at end of year	—	—
Less: Employee contribution receivable at end of year	—	—
Net assets available for benefits per Form 5500	$117,357,388	$95,726,768

For the year ended December 31, 2019, the following is a reconciliation of contributions per the financial statements to the Form 5500:

	Employer	Employee
Contributions per the financial statements	$3,198,907	$7,583,873
Less: Contributions receivable at end of year	—	—
Add: Contributions receivable at beginning of year	—	—
Contributions per Form 5500	$3,198,907	$7,583,873

9. SUBSEQUENT EVENTS

Subsequent to year end, there was an outbreak of the novel Coronavirus (COVID-19) which impacted the financial markets and the global economy. The outbreak of COVID-19 is still on-going and the magnitude of impact in the financial markets is highly uncertain and cannot be predicted. The effect of this impact has not been reflected in these financial statements and may adversely affect the Plan’s net assets available for benefits. The related financial impact and duration cannot be reasonably estimated at this time.

In response to the COVID-19 pandemic, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants with respective to employer contributions, distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. The Plan has implemented the following relief provisions, however its future effects on the Plan’s net assets available for benefits and changes in net assets available for benefits are uncertain.

•
Coronavirus-Related Distribution – Generally, participants may take a coronavirus-related distribution of up to $100,000 from their retirement plan without a 10% early withdrawal penalty. Eligible distributions can be taken up to December 31, 2020. Generally coronavirus-related distributions may be repaid to the Plan within three years.

•	Participant loans – Participants may borrow up to $100,000 from the Plan (an increase from the $50,000 previously allowed), and repayment can be delayed.

•	Required minimum distributions (RMDs) – RMDs were temporarily suspended for 2020.

Effective April 6, 2020, the employer matching of contributions was suspended until further notice.

Principal Financial Group acquired the Wells Fargo Company Institutional Retirement and Trust business on July 1, 2019. The Plan is projected to transition to the Principal Financial Group in 2021.

* * * * * *

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN
Plan Number: 002
Employer Number: 75-2018505

SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Current Value
	Mutual Funds:
	American Funds Growth R6	Mutual Fund	$12,077,361
	Fidelity Contrafund	Mutual Fund	5,685,094
	Inv Equity & Inc Fund Y	Mutual Fund	6,886,588
	Invesco Comstock Fund Y	Mutual Fund	3,213,924
	American US Govt Secs Fund	Mutual Fund	163,923
	Dodge and Cox Income Fund	Mutual Fund	2,851,258
	Conestoga Small Cap	Mutual Fund	137,429
	BLCKRCK Hi Yield Bond	Mutual Fund	2,052,627
	Fidelity Real Estate Investment	Mutual Fund	184,203
	Fidelity Small Cap Index	Mutual Fund	133,178
	JPMorgan Mid Cap Growth R6	Mutual Fund	4,484,012
	MFS Mid Cap Value Fund	Mutual Fund	250,549
	I Shares-MSCI EAFE Intl	Mutual Fund	466,028
	Oppenheimer International Growth	Mutual Fund	5,784,267
	Vanguard Mid Cap Index	Mutual Fund	329,087
	T. Rowe Price Retire 2010	Mutual Fund	995,489
	T. Rowe Price Retire 2020	Mutual Fund	2,418,540
	T. Rowe Price Retire 2025	Mutual Fund	15,555
	T. Rowe Price Retire 2030	Mutual Fund	10,010,650
	T. Rowe Price Retire 2035	Mutual Fund	308,341
	T. Rowe Price Retire 2040	Mutual Fund	10,525,174
	T. Rowe Price Retire 2045	Mutual Fund	543,000
	T. Rowe Price Retire 2050	Mutual Fund	15,750,379
	T. Rowe Price Retire 2055	Mutual Fund	364,485
	T. Rowe Price Retire 2060	Mutual Fund	1,219,730
*	Wells Fargo Adv. Spec Small Cap Value I	Mutual Fund	5,906,223
	Common Stock:
*	Fossil Group, Inc.	Common Stock	1,410,812
	Common Collective Trusts:
*	Wells Fargo Stable Return Fund N	Common Collective Trust Fund	16,682,777
*	WF Enhanced Stock Market Fund N	Common Collective Trust Fund	5,411,043
	Notes Receivable from Participants:
*	Plan Participants	Loans to participants with interest rates ranging from 4.25% to 6.50% and maturity dates ranging from 2020 to 2034	1,703,364

	Total Investments		$117,965,090

*	Party-in-interest

See independent registered public accounting firm's report.

SIGNATURES

The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, Fossil Group, Inc. (which administers the Plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOSSIL GROUP, INC. SAVINGS AND
RETIREMENT PLAN

/S/ JEFFREY N. BOYER
Jeffrey N. Boyer, Member of the Retirement Plan Committee

 Date: July 15, 2020

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm